Terms supplement to the prospectus dated April 5, 2018, the prospectus supplement dated April 5, 2018 and the underlying supplement dated April 5, 2018

Registration Statement
Nos. 333-222672 and 333-222672-01
Dated December 10, 2018
Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

5yrNC1yr S&P Economic Cycle Factor Rotator Callable PPN

Overview

The S&P Economic Cycle Factor Rotator Index (the "Index") is a rules-based index that seeks to rotate its exposure among one of four distinct strategies (each, a "Sub-Index") based on the current U.S. business cycle indicated by the Chicago Fed National Activity Index (CFNAI). The CFNAI is a weighted average of 85 monthly indicators of national economic activity that provides a single, summary measure of a common factor in these national economic data. Historical movements in the CFNAI have tended in the past to track periods of economic expansion and contraction, as well as periods of increasing and decreasing inflationary pressure. Each Sub-Index is a rules-based index that seeks to maintain a target volatility of 6% by dynamically allocating between the relevant U.S. excess return style index that it references (each, an "Underlying Equity Index") and the S&P 5-Year U.S. Treasury Note Futures Excess Return Index (the "Underlying Treasury Index"). Each Sub-Index deducts a notional borrowing cost based on calculated based on a composite LIBOR rate.

The Notes are designed for investors who seek an early exit prior to maturity at a premium, if, on any Review Date, the closing level of the Index is at or above the applicable Call Value. The Call Value will be equal to a percentage of the Initial Value that increases progressively over the term of the Notes, starting at 101.50% of the closing level of the Index on the pricing date.

Summary of Terms

Issuer: JPMorgan Chase Financial Co. LLC

Issuer: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Underlying: S&P Economic Cycle Factor Rotator Index

Underlying Ticker: SPECFR6P

Review Date	Call Value	Call Premium*
First	101.45%	At least 7.50%
Second	102.90%	At least 15.00%
Third	104.35%	At least 22.50%
Fourth (Final)	105.80%	At least 30.00%

Automatic Call: If the closing level of the Index on any Review Date is greater than or equal to the applicable Call Value, the Notes will be automatically called for a cash payment, for each $1,000 Notes, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the Notes.

Payment At Maturity: If the Notes have not been automatically called, at maturity, you will receive a cash payment, for each $1,000 Note, of $1,000 plus the Additional Amount, which may be zero.

Participation Rate: 100%

Call Review Dates: Annually

Pricing Date: December 27, 2018

Maturity Date: January 2, 2024

CUSIP: 48130WEW7

Preliminary Term Sheet: http://sp.jpmorgan.com/document/cusip/48130WEW7/doctype/Product_Termsheet/document.pdf

For more information about the Annual Percentage Yield ("APY") or the estimated value of the Notes, which will be lower than the price you paid for the Notes, please see the hyperlink above.

Hypothetical Examples of Amounts Upon Automatic Call or at Maturity**

Index Return at Review Date	Total Return if Called at First Review Date*	Total Return at Second Review Date*	Total Return at Fourth Review Date*	Return at Maturity (applicable if there is no early call)
9.00%	7.50%	15.00%	30.00%	9.00%
5.80%	7.50%	15.00%	30.00%	5.80%
2.90%	7.50%	15.00%	N/A	2.90%
1.45%	7.50%	N/A	N/A	1.45%
0.00%	N/A	N/A	N/A	0.00%
-5.00%	N/A	N/A	N/A	0.00%
-20.00%	N/A	N/A	N/A	0.00%
-30.00%	N/A	N/A	N/A	0.00%
-50.00%	N/A	N/A	N/A	0.00%
-60.00%	N/A	N/A	N/A	0.00%
-80.00%	N/A	N/A	N/A	0.00%
-100.00%	N/A	N/A	N/A	0.00%

N/A – indicates that the Notes would not be called on the applicable Review Date and no payment would be made for that date.

* Reflects a call premium of 7.50%. The call premium will be determined on the Pricing Date and will not be less than 7.50% per annum, annualized.

** The hypothetical returns on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

Investing in the notes linked the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and the underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contract is a criminal offense. *The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other government agency and are not obligations of, or guaranteed by, a bank.*

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

5yrNC1yr S&P Economic Cycle Factor Rotator Callable PPN

J.P.Morgan

Selected Purchase Considerations

- The Notes offer full repayment of principal at maturity.
- Potential early exit with appreciation as a result of automatic call feature
- The Index tracks the return of a notional dynamic portfolio consisting of (a) one of four Underlying Equity Indices as set forth below and (b) the Underlying Treasury Index, while seeking to maintain an annualized realized volatility approximately equal to 6.0%.
  - Each Underlying Equity Index seeks to provide exposure to the price change, less a notional financing cost deducted on a daily basis, of U.S. companies exhibiting one of the following sets of characteristics: momentum, value, high buybacks and free cash flows, or high dividends and low volatility.
  - The Underlying Treasury Index seeks to track the performance of a rolling position in the 5-Year U.S. Treasury Note futures contract.
- On a monthly basis, the Index selects one of the four Underlying Equity Indices based on the stage of the U.S. business cycle inferred from the recent trend and average level of the Chicago Fed National Activity Index ("CFNAI"), which is a weighted average of 85 monthly indicators of national economic activity:



If the average is positive but the trend is down, the Index allocates to Buyback
If the average is positive and the trend is up, the Index allocates to Momentum
Slowdown
Expansion
Contraction
Recovery
If the average is negative and the trend is down*, the Index allocates to High Div Low Vol
If the average is negative but the trend is up, the Index allocates to Value

* If the CFNAI suggests the economy is currently moving from recovery to contraction, the Index waits one month to confirm the signal before rebalancing from Value into High Div Low Vol.

There is no assurance that the Index methodology used to identify the current phase of the business cycle will be effective.

- Momentum: The S&P Momentum United States LargeMidCap (USD) Excess Return Index is designed to measure the performance of U.S. large- and mid-capitalization companies with relatively higher recent performance compared to the S&P United States LargeMidCap Index.
- Value: The S&P 500® Pure Value Excess Return Index is designed to measure the performance of stocks in the S&P 500® Index that exhibit relatively strong value characteristics (by reference to (1) book value to price ratio, (2) earnings to price ratio and (3) sales to price ratio) and relatively weak growth characteristics (by reference to EPS growth, sales per share growth and price momentum).
- Buyback: The S&P 500® Buyback FCF Excess Return Index is designed to measure the performance of 30 companies (excluding JPMorgan Chase & Co., Visa and their past or present affiliated companies) with relatively higher rates of buying back their own stock, relatively higher levels of trading activity in their stock, and relatively higher free cash flow yields, as compared to the S&P 500® Index.
- High Div Low Vol: The S&P 500® Low Volatility High Dividend Excess Return Index is designed to measure the performance of the 50 least-volatile among the 75 highest dividend-yielding companies in the S&P 500® Index, subject to sector and individual constituent concentration limits. Although the S&P 500® Low Volatility High Dividend Excess Return Index measures the performance of high dividend-yielding companies, the S&P 500® Low Volatility High Dividend Excess Return Index will not include any dividends paid on the securities that make up the S&P 500® Low Volatility High Dividend Excess Return Index.

Selected Risks

- The Notes may not pay more than the principal amount at maturity.
- The term of the Notes may be limited to as early as the first Early Redemption Date.
- If the Notes are called early, the return potential is limited to the fixed Call Premium Amount, regardless of any greater appreciation of the Index.
- The Underlying Equity Indices will include the deduction of a notional financing cost calculated based on the relevant LIBOR rates.
- Any payment on the notes is subject to the credit risks of the Issuer.
- The Call Barrier for each Review Date is greater than the Initial Value and increases progressively over the term of the notes.
- The automatic call may force a potential early exit.
- The Notes do not provide for any interest or dividend payments.
- Our affiliate, J.P. Morgan Securities LLC ("JPMS"), worked with S&P Dow Jones Indices LLC in developing the guidelines and policies governing the composition and calculation of the Index.
- The Underlying Equity Indices are excess price return indices that include the deduction of a notional financing cost based on the relevant LIBOR rates.
- JPMorgan Chase & Co. is one of the companies that make up the S&P 500® Index and may be included in three Underlying Equity Indices.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Equity Indices and the Underlying Treasury Index (the "Underlying Indices") and the CFNAI.
- The Index may not approximate its target volatility of 6.0%.
- The Index may be significantly uninvested.
- The Index may be more heavily influenced by the performance of the relevant Underlying Equity Index than the performance of the Underlying Treasury Index in general over time.
- A significant portion of the Index's exposure may be allocated to the Underlying Treasury Index.
- Changes in the value of the relevant Underlying Indices may offset each other or may become correlated in decline.
- The investment strategy used to construct the Index involves daily adjustments to its notional exposure to the Underlying Indices.
- There is no assurance that the strategies employed by the Underlying Equity Indices will be successful
- The Underlying Equity Indices are subject to concentration risk.
- The Underlying Treasury Index is subject to significant risks associated with futures contracts.
- Uncertainty about the future of LIBOR may affect LIBOR rates.
- The Index, which was established on August 16, 2016, and some of the Underlying Equity Indices, which were established recently, have limited operating histories and may perform in unanticipated ways.
- The Underlying Treasury Index is an "excess return" index and not a "total return" index because it does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable Pricing Supplement and the Offering Circular for additional information.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet and/or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet and/or disclosure supplement, such term sheet and/or disclosure supplement shall govern.

Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com